UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Announces Pricing of BNDES Offering

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RIO DE JANEIRO, BRAZIL - February 6, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR; B3: PETR3) announced that on February 5, 2020, it priced the global offering by Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the “Selling Shareholder”) of 734,202,699 common shares, without par value, of Petrobras (“Common Shares”), including 168,140,000 Common Shares in the form of American Depositary Shares, representing two Common Shares (the “Common ADSs”). The global offering consists of (i) an international offering of Common Shares and Common ADSs in the United States and other countries outside Brazil, which was registered with the U.S. Securities and Exchange Commission (the “SEC”), and (ii) a concurrent public offering of Common Shares in Brazil. The Common Shares were offered and sold to the public at a price of R$30.00 per Common Share. The Common ADSs were offered and sold to the public at a price of US$14.1646 per Common ADS (including an ADS issuance fee of US$0.03 per Common ADS). The aggregate proceeds of the global offering to the Selling Shareholder, after underwriting discounts and commissions (before expenses), will be equivalent to approximately US$5.2 billion.

The global offering is scheduled to close on February 10, 2020, subject to satisfaction of customary conditions.

The Common ADSs are listed on The New York Stock Exchange under the symbol PBR. The Common ADSs offered and sold in the global offering are expected to be delivered on February 10, 2020, in time to settle trades completed on The New York Stock Exchange on February 6, 2020.

The Common Shares are listed on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) under the symbol PETR3. The Common Shares offered in the global offering are expected to be delivered on, February 10, 2020, in time to settle trades completed on the B3 on February 6, 2020.

Credit Suisse Securities (USA) LLC and BofA Securities are acting as global coordinators and joint bookrunners for the international offering. Banco Bradesco BBI S.A., Banco do Brasil Securities LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and XP Investments US, LLC are acting as joint bookrunners for the international offering. Banco de Investimentos Credit Suisse (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., BB-Banco de Investimento S.A., Citigroup Global Markets Brasil CCTVM S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Morgan Stanley S.A., and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as Brazilian underwriters in the Brazilian offering.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Petrobras has an effective registration statement on file with the SEC. You may access this registration statement, including the related prospectus and, when available, the final prospectus supplement, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and, when available, the final prospectus supplement may be obtained by contacting Credit Suisse Securities (USA) LLC Prospectus

Department at Eleven Madison Avenue, New York, NY 10010, e-mail: usa.prospectus@credit-suisse.com; BofA Securities at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Banco Bradesco BBI S.A. at Avenida Presidente Juscelino Kubitschek 1.309, 10º andar, CEP 04543-011, São Paulo, SP, Brazil; Banco do Brasil Securities LLC at 535 Madison Avenue, 34th floor, New York, NY 10022; Citigroup Global Markets Inc. at 388 Greenwich Street, New York, NY 10013; Goldman Sachs & Co. LLC Prospectus Department at 200 West Street, New York, NY, 10282; Morgan Stanley & Co. LLC at 1585 Broadway, New York, NY 10036; and XP Investments US, LLC at 55 W 46th Street, 30th Floor, New York, NY 10036.

The communication of this press release and any other documents or materials relating to the global offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The global offering is only available to, and the global offering will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the global offering or any of its contents.

The securities described herein are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor (a “Qualified Investor”) as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA or the UK has been prepared and therefore offering or selling such securities or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer